

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 13, 2009

Mr. Roy W. Templin
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 M-63
Benton Harbor, MI 49022-2692

> **Whirlpool Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-3932**

Dear Mr. Templin:

    We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 19, 2009

Management's Discussion and Analysis, page F-2

1. We note that goodwill accounted for 13% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of November 30, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

   • Provide a more detailed description of the steps you perform to review goodwill for recoverability.

   • Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

   • Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

      o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

      o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

      o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

   • Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2. We note that Trademarks accounted for 11% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note that you performed your annual impairment test in the fourth quarter of 2008 and concluded that trademarks were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

   In light of the significance of your trademarks balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of trademarks. Specifically, we believe you should provide the following information:

   - Disclose whether you have performed subsequent interim impairment tests.

   - Disclose the carrying value of the intangible asset for each unit of accounting.

   - Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

   - Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

   - Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your trademarks at the time of your impairment testing.

   For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Statements

Note 1 – Summary of Principal Accounting Policies, page F-23

3. Refer to your accounting policy for goodwill on page F-24. Please expand your accounting policy to include the methodology for determining the amount of any impairment.

Note 11 – Restructuring Charges, page F-40

4. Please revise to disclose the amount of the revision to exit, relocation and employee termination accruals for the Maytag operations in 2008.

Form 10-Q filed July 22, 2009

5. Refer to Note 5 to the financial statements on page 9. We note that you base your estimate of product recalls on several factors, such as the number of customers that respond to the recall, the costs of repair and administration and whether costs will be recovered from the suppler. Due to the materiality of the product recall costs accrued in the first quarter, please expand your discussion of critical accounting policies in MD&A to describe your assumptions in greater detail, including any changes in assumptions from period to period.

6. Refer to Note 10 to the financial statements on page 14. We note that you expect a decline in profitability in the US and a shift in earnings dispersion to international locations. Please expand your discussion of critical accounting policies in MD&A to include how these expectations impacted your impairment analysis for indefinite-lived long-lived assets and goodwill.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director